SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 4, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel:  +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report on Form 6-K contains a joint press release of Infineon Technologies AG and Finisar Corporation dated April 29, 2004 to announce that the companies have entered into a definite agreement in which Finisar has agreed to acquire Infineon’s Fiber Optics Business Unit.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: May 4, 2004	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer

	By:	/s/ MICHAEL VON EICKSTEDT
Michael von Eickstedt
General Counsel and
Senior Vice President

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News Release/Pressinformation

Joint News Release by Infineon and Finisar

Finisar to Acquire Infineon Fiber Optics Business

Munich, Germany / Sunnyvale, Calif. – April 29, 2004 – Finisar Corporation (NASDAQ: FNSR) and Infineon Technologies AG (FSE/NYSE: IFX) announced today that they have entered into a definitive agreement in which Finisar has agreed to acquire Infineon’s Fiber Optics Business Unit based in Munich, Germany, for 135 million shares of Finisar common stock. The acquisition transaction implies a valuation of US dollar 263 million based on the closing share price as of April 28, 2004. Following the transaction, Infineon will hold a 38 percent equity interest in Finisar. The transaction is subject to approval by Finisar’s shareholders, applicable regulatory approvals and other customary closing conditions. Jerry Rawls, President and CEO of Finisar as well as Frank Levinson, Chairman and Chief Technology Officer of Finisar, who own 15 percent of the shares entered into a voting right agreement with Infineon that they will vote their shares in favor of the transaction.

The acquisition involves the transfer of Infineon’s fiber optic development, manufacturing, and certain marketing activities and approximately 1,200 employees. The Infineon Fiber Optics Business Unit develops, manufactures and markets a broad range of fiber optic datacom and telecom modules supporting the common MSA standards, BIDI components that allow bi-directional transmission on a single fiber for fiber-to-the-home applications (FTTH) and Plastic Optical Fiber (POF) components that are used in automotive applications, specifically, for media and safety systems.

Finisar expects to realize significant synergies within the first year following closing of the transaction. These synergies will result mainly from complementary technology and customer base.

For the Business and Trade Press: INFXX200404.060e

Corporate Communications Worldwide Headquarters U.S.A. Asia Japan Investor Relations	Name: Ralph Heinrich Christoph Liedtke Kaye Lim Hirotaka Shiroguchi EU/APAC +49 89 234 26655	Phone / Fax: +49 89 234 22404 / 28482 +1 408 501 6790 / 2424 +65 6840 0689 / 0073 +81 3 5449 6795 / 6401 USA/CAN +1 408 501 6800	Email: ralph.heinrich@infineon.com christoph.liedtke@infineon.com kaye.lim@infineon.com hirotaka.shiroguchi@infineon.com investor.relations@infineon.com

In the second quarter ended March 31, 2004, Infineon’s Fiber Optics Business Unit posted revenues of approximately US dollar 32 million. Combined with Finisar’s revenue guidance of US dollar 55 – US dollar 60 million in its fourth quarter ending April 30, 2004, the combination would create the largest pure-play optical components company in the world.

“Leveraging the unique optical capabilities of both companies, this combination will be an important step in the ongoing consolidation of the fiber optic market,” said Thomas Seifert, CEO of Infineon’s Wireline Communications Business Group. “In Finisar, we have found an excellent strategic partner with a mutual interest in securing the future of the Fiber Optics Business unit. As one of the largest pure-play optical components companies, the combined forces will be able to provide more flexibility, broader product portfolio and cost efficiency to meet our customer requirements.”

“This acquisition will add important new product and technology platforms which should strengthen our position in our core markets as well as help us to diversify our revenue base in terms of end markets, customers and distribution channels,” said Jerry Rawls, Finisar’s President and CEO. “About 40 percent of Infineon’s business is in markets where we currently don’t compete including the automotive industry and emerging fiber-to-the-home opportunity. The combined product offerings of both companies will be unsurpassed in terms of product breadth and technology for datacom applications while providing important new tools for leveraging our penetration of WDM and telecom applications. Furthermore, we have identified significant synergies that should help make this a successful and a profitable combination.”

Pending customary regulatory approvals and the approval of Finisar’s shareholders, the transaction is expected to close in the third calendar quarter of this year. Assets to be transferred in the transaction include Infineon Fiber Optics GmbH with its locations in Berlin (development, manufacturing and marketing), Munich (development and manufacturing) and Regensburg (development and marketing). In addition the manufacturing facilities in Trutnov (Czech Republic), development and marketing activities in Longmont and San Jose (USA) and Infineon’s stake in the ParoLink joint venture with UEC in Taiwan will be transferred. In addition, Finisar will acquire a considerable portfolio of know-how and intellectual property consisting of approximately 450 patents and patent applications.

At closing, Thomas Seifert, CEO of Infineon’s Wireline Communications Business Group, is expected to join the Finisar Board of Directors. Infineon is expected to continue to be a strategic supplier of IC chips to the combined entity.

Deutsche Bank Securities acted as financial advisor to Finisar.

About Finisar

Finisar Corporation (NASDAQ: FNSR) is a technology leader for fiber optic subsystems and network performance test systems. These products enable high-speed data communications for networking and storage applications over Gigabit Ethernet Local Area Networks (LANs), Fibre Channel Storage Area Networks (SANs), and Metropolitan Area Networks (MANs) using IP and SONET/SDH-based protocols. The Company’s headquarters is in Sunnyvale, California, USA. www.finisar.com

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2003 (ending September), the company achieved sales of Euro 6.15 billion with about 32,300 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). www.Infineon.com.

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for statements of historical fact, the statements contained in this press release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Finisar’s expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this press release are based upon information available to Finisar as of the date hereof, and Finisar assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These uncertainties include potential problems related to the assimilation and integration of the operations, technologies and products of Infineon’s Fiber Optics Business, as well as risks associated with the rapidly evolving markets for Finisar’s products and uncertainty regarding the development of these markets; Finisar’s historical dependence on sales to a limited number of customers and fluctuations in the mix of customers in any period; ongoing new product development and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; and intensive competition. Other risks relating to Finisar’s business are set forth in Finisar’s Annual Report on Form 10-K and other interim reports as filed with the Securities and Exchange Commission.

This news release is available online at http://www.infineon.com/news/

You can download general video material in broadcast standard from www.thenewsmarket.com

Contacts:

Finisar Corporation

Steve Workman

Senior VP Finance, CFO

Phone: +1-408-542-4102

steve.workman@finisar.com

Finisar Corporation

Investor Relations

Shelby Palmer

Phone: +1-408-542-5050

investor.relations@finisar.com